Exhibit 1
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[Desc Logo] [Photograph of Corporate Building]
Fourth Quarter 2001 Preliminary Figures

Contacts:
--------

Arturo D'Acosta Ruiz                                              Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: 52-555-261-8037                                          Tel: 212-406-3693
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com


                     Desc Announces its Preliminary Figures
                     --------------------------------------
                           for the Fourth Quarter 2001
                           ---------------------------


         Mexico City, January 30, 2002 - DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) announced today its unaudited preliminary figures for the fourth quarter of 2001, which reflect:

a)       The global economic slowdown,
b)       The strength of the peso, and;
c)       The positive effect of the cost and expense reduction programs.


                            Preliminary Figures 4Q01
                      (Figures in millions of U.S. dollars)

-------------------------------------------------------------------------------
                                             4Q01e                 4Q00
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Sales                                        524                   606
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Operating Income                              40                    39
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Operating Margin                             7.6%                  6.4%
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EBITDA                                        70                    75
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                      Preliminary Accumulated Figures FY01
                      (Figures in millions of U.S. dollars)

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                                            2001e                   2000
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Sales                                       2,180                   2,384
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Operating Income                             174                     229
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Operating Margin                            8.0%                    9.7%
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EBITDA                                       302                     350
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Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

                               COMMENTS BY SECTOR


UNIK (Autoparts)
Despite the incentives given by the OEMs and the increase in auto sales during the fourth quarter of 2001, vehicle production in the U.S. dropped when compared to the same period of 2000. This reduced the high inventory levels that were accumulated in the industry. As a result of these factors, Unik's sales declined and therefore, in order to compensate this effect, it continued with its aggressive cost and expense reduction program which includes: a reduction in work shifts, a reduction in the number of employees, the temporary shutdown of some operations during the last two weeks of December due to lower client requirements and the rationalization of capital expenditures, among others.

                                   [UNIK Logo]
                            Preliminary Figures 4Q01
                      (Figures in millions of U.S. dollars)

-------------------------------------------------------------------------------
                                           4Q01e                 4Q00
-------------------------------------------------------------------------------
Sales                                       235                   264
--------------------------------------------------------------------------------
Operating Income                            25                     31
--------------------------------------------------------------------------------
Operating Margin                           10.8%                 11.7%
--------------------------------------------------------------------------------
EBITDA                                      43                     45
--------------------------------------------------------------------------------
Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

CHEMICALS
During the quarter, the operating margin increased due to the efficiencies achieved through the reduction of costs and expenses. Sales dropped due to the lower global economic activity and reductions in national, export prices as well as the lower costs of raw materials.



                                [CHEMICALS Logo]
                            Preliminary Figures 4Q01
                      (Figures in millions of U.S. dollars)

-------------------------------------------------------------------------------
                                           4Q01e                 4Q00
--------------------------------------------------------------------------------
Sales                                       160                   198
--------------------------------------------------------------------------------
Operating Income                             9                     8
--------------------------------------------------------------------------------
Operating Margin                           5.6%                   4.0%
--------------------------------------------------------------------------------
EBITDA                                      16                     17
--------------------------------------------------------------------------------
Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

FOOD
The sales increase reflects higher sales volumes in branded products, higher prices, and a greater market share in the U.S. by ASF (Authentic Specialty Foods). In addition, the improved operating income is due to more efficient cost and expense controls as well as higher productivity. The pork business registered lower sales volumes due to the low productivity levels from the Bajio region.


                                   [FOOD Logo]
                            Preliminary Figures 4Q01
                      (Figures in millions of U.S. dollars)

-------------------------------------------------------------------------------
                                           4Q01e                 4Q00
--------------------------------------------------------------------------------
Sales                                       105                   103
--------------------------------------------------------------------------------
Operating Income                             3                     -1
--------------------------------------------------------------------------------
Operating Margin                           2.7%                  -1.0%
--------------------------------------------------------------------------------
EBITDA                                       7                     8
--------------------------------------------------------------------------------
Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.



DINE (Real Estate)
Despite the decline in sales registered when compared to the fourth quarter of 2000, the operating margin registered a significant increase due to the higher margin sales in the Bosques de Santa Fe and Punta Mita projects.

                                   [DINE Logo]
                            Preliminary Figures 4Q01
                      (Figures in millions of U.S. dollars)

-------------------------------------------------------------------------------
                                           4Q01e                 4Q00
--------------------------------------------------------------------------------
Sales                                       23                     41
--------------------------------------------------------------------------------
Operating Income                             5                     3
--------------------------------------------------------------------------------
Operating Margin                           23.0%                  7.3%
--------------------------------------------------------------------------------
EBITDA                                       6                     5
--------------------------------------------------------------------------------
Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

                                 RELEVANT EVENTS


         For the full year of 2001, the company will register extraordinary charges of approximately US $100 million of which approximately US$ 60 million are not cash. Extraordinary charges of US $66 million will be registered during the fourth quarter. These charges are related to the corporate restructure that the Company began in June 2001. The Company doesn't expect any similar charges during 2002.

         The charges are related to the following:

a) Reduction of fixed assets due to the closing of 6 business lines in the various sectors. These businesses posted annual sales of approximately US $64 million, negative EBITDA of US$ 4 million and approximately 900 employees.

     The goals of these closings are to maintain competitiveness among the companies of the group and to focus on businesses with high growth potential. Due to the operating implications of these closings, the Company will not provide any additional information regarding each operation until the closings are concluded.

b) Severance expenses which include the layoff of over 3,500 employees during 2001 and reserves for an additional 1,500 employees during 2002, which reduce Desc's work force by approximately 20%. This restructure, which compiles the entire Company including the administrative areas, is expected to be concluded at the end of the third quarter of 2002. The Company expects to increase productivity, administrative efficiency and improve the decision making process. Given the above, Desc is implementing the measures necessary to have a more efficient structure and portfolio, to take advantage of the group's synergies and lay the foundation for the Company's future growth in order to achieve global standards.

With regard to its balance sheet, Desc implemented strict financial discipline that will enable it to report a net debt of US$ 942 million at the close of 2001, which represents a significant reduction of US$ 164 million when compared to FY2000.

The Company's financial ratios will continue to show a healthy financial structure; its interest coverage ratio at the close of 2001 will be approximately 3.3x and its leverage will be around 3.2x.

The Company will publish its actual fourth quarter results on February 19, 2002, after their approval by the Board of Directors, and it doesn't anticipate any major changes to the information published herein. The Conference Call will take place on February 20, 2002.

                                     *******

         All figures included in this report regarding the Company's projections and preliminary results or the potential growth that it could achieve, are based on the Company's expectations. These expectations are mainly subject to market changes, the performance of the economy, international markets as well as the industry; therefore they are subject to change.